DEALMAKER ORDER FORM
Regulation CF Offerings (each, an "Offering")

Customer:. Ajai Robotics, Inc.	Contact: Srinivas Iyer
Address: 135 E Algonquin Rd, Arlington Heights, Illinois 60005, US	Phone:
Commencement Date (optional):	E-Mail: srini.iyer@adso.com

This Order Form sets forth the terms of service by which a number of separate DealMaker affiliates are engaged to provide services to Customer (collectively, the "**Services**"). By its signature below in each applicable section, Customer hereby agrees to the terms of service of each company referenced in such section. Unless otherwise specified above, the Services shall commence on the date hereof.

By preceding with its order, Customer agrees to be bound contractually with each respective company. <u>The Applicable Terms of Service include and contain, among other things, warranty disclaimers, liability limitations and use limitations</u>.

There shall be no force or effect to any different terms other than as described or referenced herein (including all terms included or incorporated by reference) except as entered into by one of the companies referenced herein and Customer in writing.

A summary of Services purchased is described on Schedule A attached. The applicable Terms of Service are described on the Schedules thereafter, and are incorporated herein.

Services NEVER include providing any investment advice nor any investment recommendations to any investor.

Schedule "A"
Summary of Fees

- **Activation Fees: Onboarding, Due Diligence and Asset Creation: $20,500**
  - *This fee includes*
    - i. $10,000 payable to DealMaker Securities LLC for Pre-Offering Due Diligence.
    - ii. $5,000 payable to DealMaker for infrastructure for self-directed electronic roadshow.
    - iii. $3,000 payable to DealMaker Reach LLC for consulting and developing materials for self-directed electronic roadshow; and
    - iv. $2,500 payable to DealMaker Transfer Agent for Onboarding.

- **Monthly Subscription Fees: $2,000**
  - *Monthly account management and software access fees are payable to DealMaker and commence on the first month following the Commencement Date*

- **Usage Fees: 6.5%* Cash Fees** From All Proceeds:
  - Cash Fees are payable to DealMaker Securities LLC.
  - Customer will offset a portion of these fees by levying an administrative fee to investors of 3.25%
  - Cash fees <u>are inclusive</u> of all payment processing fees, transaction fees, electronic signature fees and AML search fees. Cash Fees do <u>not</u> include processing investor refunds for Customers, which are chargeable at $50.00 per refund.
- *Initially fees in Regulation CF Offering are set at 8.5% of all Proceeds. However, upon commencement of a Regulation A+ offering hosted by DealMaker Securities LLC, a credit in the amount equivalent to 2% of the Regulation CF Offering shall be applied against DealMaker's fees in the Regulation A+ offering, resulting in the effective transaction fee of 6.5% for the Regulation CF offering.*

- **Marketing Services $15,000 Monthly**
  Marketing Services are separately available from DealMaker Reach per the terms set forth on Schedule B.

Transfer Agent Services:
- $500 monthly subscription fee for DealMaker Engage shareholder management portal, commencing on the first month <u>after</u> securities are issued by DealMaker Transfer Agent.
- Fees for additional services are listed on the DMTA Rate card <u>here</u> and are subject to regular update in the ordinary course.

Note: Prices are standard base fees and subject to additional customization fees. A condition of the use of DealMaker Transfer Agent LLC services is that Customer continue to pay any and all outstanding fees owing to DealMaker, including software fees for use of the DealMaker Engage software portal on a monthly basis.


Schedule "B"
Marketing Scope of Services


Launch Phase

Duration: Three (3) months commencing from the Commencement Date.
At the end of the three month Launch period, marketing services will be complete and all assets handed over to Customer.

Assets:
- Website (2-4 variations)
- Custom built API-based checkout
- 4-6 new acquisition ads
- 3 retargeting ads
- 6 email automations
- 4 company email updates
- 1 webinar

Message Testing, Iteration and Delivery - including:
- Analytics and tracking implementation
- Weekly strategy and campaign performance reporting
- Partnerships
- Paid media strategy and execution on Meta (FB/IG) and Google Ads
- Email strategy and execution
- Copywriting and graphic design

Renewal

In some cases, the Marketing Scope of Services may be eligible for renewal, which must be confirmed in writing by both parties. Duration of renewal shall extend until the closing of the Offering. In any renewal period, scope of services shall also include:

Assets:
- Unlimited new acquisition ads
- Unlimited retargeting ads
- 10 email automations and SMS
- 3-4 company email updates per month
- Monthly webinars

Message Testing, Iteration and Delivery - including:
- Campaign video production
- Video editing and animations
- Additional paid media strategy and execution on LinkedIn, Twitter, TikTok, and Bing
- Partnerships and sponsored content
- SMS and ringless voicemail investor nurturing
- Social Media Management across LinkedIn, Twitter, Facebook, and Instagram

Note: any customer cancellation prior to the end of the Renewal period shall result in customer's obligation to pay two (2) additional months Marketing fees after the month in which notice of termination is delivered.

Marketing Services are provided by DealMaker Reach LLC. Customer hereby agrees to the terms set forth in the DealMaker Reach Terms of Service linked [here], with fees described on Schedules A and B hereto.

_____
Customer Representative


Schedule "C"
DealMaker Securities Services


Onboarding Services
- Due diligence
- Assisting in the preparation and review of Form C
- Other services necessary and required prior to the regulatory approval of the Offering.

Advisory, Compliance and Consulting Services During the Offering
- services as Company's Intermediary for the Offering, pursuant to Regulation CF
- coordination with third party vendors and general guidance with respect to the Offering
- providing updates to issuer with respect to the Offering
- co-ordinating closings and release from escrow
- Reviewing investor information, including identity verification, performing AML (Anti-Money Laundering) and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering.
- If necessary, discussions with the issuer regarding additional information or clarification on an issuer-invited investor.
- Providing education materials for Client to share with investors
- Coordinating with third party agents in connection with performance of services.
- Creating User account access for investors to participate in the issuer-directed Offering
- Providing communication channels for Client's investors in the issuer-directed Offering, as required by Regulation 17 C.F.R. Part 227 ("Regulation CF")

Customer hereby engages and retains DealMaker Securities LLC, a registered Broker-Dealer, to provide the applicable services described above. Customer hereby agrees to the terms set forth in the DealMaker Securities Terms linked here, with fees described on Schedule A hereto.

_____
Customer Representative

Schedule "D"
DealMaker.tech Subscription Platform and Shareholder Engagement Online Portal

During the Offering, Subscription Processing and Payments Functionality

- Creation and maintenance of deal portal powered by DealMaker.tech software with fully-automated tracking, signing, and reconciliation of investment transactions
- Full analytics suite to track all aspects of the offering and manage the conversion of prospective investors into actual investors.

Apart from the Offering, Shareholder Management via DealMaker Engage

- Shareholder management software to provide corporate updates, announce additional financings, and track engagement
- Document-sharing functionality to disseminate share certificates, tax documentation, and other files to investors
- Monthly fee is payable to DealMaker.tech while the client has engaged DealMaker Transfer Agent

Subscription Management and Shareholder Engagement Technology is provided by Novation Solutions Inc. O/A DealMaker. Customer hereby agrees to the terms set forth in the DealMaker Terms of Service linked [here] with fees described on Schedule A hereto.

_____ ███████████████ _____
Customer Representative


Schedule "E"
DealMaker Transfer Agent


Account Setup:

General onboarding and customer account setup, includes:
- Upload of existing shareholder list (250 shareholders or fewer)
- Issuer review and compliance package (directors resolutions, etc)

Record Maintenance Fees (annual) $2.50 per shareholder

Annual price per shareholder, payable January 7th.

Issuance Fees (Per Action)

Electronic Record (Book Entry) security issuance fee per shareholder of $5.

Fees for additional services are listed on the DMTA rate card below and are subject to regular update in the ordinary course.

Note: **Prices are standard base fees and subject to additional customization fees.   Upload of historic shareholder list includes 200 shareholders with no additional charge. Additional services beyond the first 200 shareholders will be charged out at DMTA's standard hourly rates.**

A condition of the use of DealMaker Transfer Agent LLC services is that Customer continue to pay any and all outstanding fees owing to DealMaker, including software fees for use of the DealMaker Engage software portal on a monthly basis, on the fees and terms established in the Order Form entered into between Issuer and DealMaker.

Customer hereby engages and retains DealMaker Transfer Agent LLC, a registered Transfer Agent, to provide the applicable services described [here], with fees described on Schedule A hereto.

_____
Customer Representative



DealMaker Shareholder Services

Rate Card

DealMaker Shareholder Communication Portal (Engage)	
Monthly Subscription. Includes 10 seats	$1,000/mo - Plus Customers $500/mo - CF Customers
Additional Seats	$100/mo per seat

Record Maintenance Fees	
Annual Price Per Shareholder, Payable January 1st	$2.50 Per Shareholder

Issuance Fees - per action	
Electronic Record (Book Entry) security issuance fee	$5
Replacement / Lost Certificate	$10

Base Usage Fees – Corporate Actions – per action		
Stock Split	$2,500 +	
Name Change	$2,500 +	
Stock Dividend	$2,500 +	(+ issuance fees per above)

Shareholder Action		

Non-restricted Share Transfer (issue/cancel). Includes electronic record-keeping of documentation received for transfer.	$50	
Removal of Restrictive Legend	$100	
Transaction Rejection	$ 25	
Note: we do not issue paper certificates so significant savings on paper certificate costs (lost/stolen/mailing)		

Cash Dividend	Project Minimum:	$3,000
Administrative Fee	$ 1,500 per disbursement	
Per distribution (plus payment processing costs)	$6.00	
Account Monitoring	$150 *per month*	
IRS Backup Withholdings		
Submission	$8.00 *per shareholder*	
1099s Issue/Send*	$3.99 *per shareholder*	
Placement of a stop payment and process a replacement of a lost payment	*$25.00*	
* Client is responsible for issuing K-1s in place of 1099s. DealMaker Shareholder Services recommends that Client accountant prepare K-1s. DealMaker Engage can be used to share K-1 statements with Client investors and FAQs prepared to easily manage investor's inquiries.		
Base Shareholder Digital Voting and Annual Meetings		
Voting, Website Setup, Fully Online Meeting Hosting, Digital Q&A, Shareholder Technology Support	$15,000**	
Email notice and Electronic ID Generation	$1.50 *per shareholder*	
Vote Tabulation	$0.50 *per vote tabulated*	
** Per Quarter. Voting extended beyond the quarter is subject to additional fees		
Note: By-Laws must be configured by counsel to permit digital meetings		

Other Services Upload of Existing Shareholder list exceeding 250 shareholders* **Upload of the first 250 existing shareholders is included in the account set-up fee**	*$2.50 per shareholder*	
Audit Verification	$125	

Additional OFAC investor checks	$2.50 *per shareholder*	
Early Termination	Per contract term	

Note: Prices are standard base fees and subject to additional customization fees. A condition of the use of DealMaker Transfer Agent LLC services is that Issuer continue to pay any and all outstanding fees owing to DealMaker, including software fees for use of the DealMaker Engage software portal on a monthly basis, on the fees and terms established in the Order Form entered into between Issuer and DealMaker.

Warrants and Convertible Notes

<u>Account Setup</u>	$2,500 (new customers) $2,000 (current customers)	
General onboarding and customer account setup, includes: • services rendered in connection with the creation of the issue. • including, among other things, reviewing and providing our comments to counsel on the draft Warrant Indenture and other related documents. • execution of the Warrant Indenture in its final approved form in acceptance of the responsibilities and duties of the agency. • setting up records, and all telephone communications and correspondence incidental thereto.		
<u>Monthly Record Maintenance Fee</u>	$300 per month	
<u>Exercise Fee</u> • Includes review of exercise forms, confirmation of payment • Cancellation of warrants and update of warrant register • Issuance of new securities, update of new security register • AML verification included in .tech portal	$60.00 per exercise and issuance	
<u>Cancellation, De-Registration, Re-Registration of Warrants</u>	$20.00 per cancellation	
Removal of Restrictive Legend	$100 per transaction	
<u>Other Services</u> Rush Fees Fractional Share Payments Audit Verification Early Termination Consulting Fee	*Quoted based on Customer time limitations and project scope* *Quoted upon request* $125 $2,500 $50/hour * *Consulting fee for issuer & investor questions outside our mandate for example, questions not directly related to the series raise for which we have been engaged.*	

Note: Prices are standard base fees and subject to additional customization fees. A condition of the use of DealMaker Transfer Agent LLC services is that Issuer continue to pay any and all outstanding fees owing to DealMaker, including software fees for use of the DealMaker Engage software portal on a monthly basis, on the fees and terms established in the Order Form entered into between Issuer and DealMaker.	

Signature Certificate

Reference number: VQHW4-QFCPF-NE7RX-ID7QK





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